Mail Stop 6010


 							June 13, 2005



VIA U.S. MAIL AND FAX (310) 527-7888

Mr. Larry B. Lombard
Chief Financial Officer
Enova Systems, Inc.
19850 South Magellan Drive
Torrance, California 90502

	Re:	Enova Systems, Inc.
		Form 10-K for the year ended December 31, 2004
		Filed March 31, 2005
		File No. 0-25184


Dear Mr. Lombard:

      We have reviewed your filing and have the following comments.
We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the year ended December 31, 2004

Item 9A. Controls and Procedures, page 37

1. Please note that it is not appropriate to qualify your conclusion with respect to the effectiveness of your disclosure controls and procedures. Your disclosure controls and procedures must be either "effective" or "not effective;" it is not appropriate to qualify that conclusion with language such as "subject to the limitations noted above" or otherwise. Please acknowledge your understanding of the foregoing. In addition, in future filings, please omit the "to provide reasonable assurance that" language that currently appears after the word "effective" in the last paragraph of your Item 9A disclosures in your Form 10-K. While you may, if desired, state that your disclosure controls and procedures are effective "at the reasonable assurance level," we do not believe that the "to provide reasonable assurance that" language is consistent with the definition of disclosure controls and procedures set forth in Rule 13a-15(e) of the Exchange Act.

2. We note your disclosure in the fourth paragraph that "there can be no assurance that any design [of a system of internal controls] will succeed in achieving its stated goals under all potential future conditions (emphasis added)." If you elect to retain this qualifying disclosure, please revise future filings to also disclose, if true, that your system of internal control over financial reporting is designed so as to provide reasonable assurance that the objectives of the system will be met. In addition, if the fourth paragraph of your disclosure is retained, please also disclose in future filings, if true, that the design and operation of your system of internal controls does in fact provide reasonable assurance in achieving the objectives of the system. For guidance, refer to Part II.F.4 of Release No. 33-8238.

3. In addition, please revise future filings to address changes in your internal control over financial reporting to indicate whether there was any change in your internal control over financial reporting that occurred during the fourth quarter that has materially affected or is reasonably likely to materially affect your internal control over financial reporting, as required by Item 308(c) of Regulation S-K as amended effective August 13, 2003.

Note 1. Organization and Line of Business, page 11

4. We see you account for your 40% investment in Hyundai-Enova Innovative Technology Center (ITC) under the equity method. Since it appears at year end your investment in ITC exceeded 20% of your total assets, it appears to us you are required to include Rule 3-09 of Regulation S-X financial statements for the investee in your Form 10-
K. Please file an amended 2004 Form 10-K with all required financial statements or tell us why you believe no such amendment is necessary.
Also, note that your future Form 10-Q`s should include the disclosure required by Item 4-08(g) of Regulation S-X for any significant equity investees.

Supplemental Information, page 30

5. We noted the opinion provided by Singer Lewak Greenbaum & Goldstein regarding your supplemental Schedule II relates to only fiscal 2003 and 2004. Please advise us as to the location of the report related to the 2002 Schedule II information or revise the filing to include an auditors` report on the 2002 Schedule II information.


* * * * * * * *
      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;
* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Julie Sherman, Staff Accountant, at (202)
551-
3640, or me at (202) 551-3603 if you have questions regarding these comments.


								Sincerely,


								Jay Webb
								Reviewing Accountant


Mr. Larry B. Lombard
Enova Systems, Inc.
June 13, 2005
Page 4